

# News Release

## Alexco to Release Second Quarter 2018 Results on August 13, 2018

**July 24, 2018 - Alexco Resource Corp. (NYSE American:AXU, TSX:AXR)** today advises that it will release its second quarter 2018 financial results after market close on Monday, August 13, 2018 followed by an audio webcast conference call to review those results at 10:30 a.m. Eastern (7:30 a.m. Pacific) on Tuesday, August 14, 2018. To participate in the live call, please use one of the following methods:

| | |
|---|---|
| Dial toll free from Canada or the US: | 1-800-319-4610 |
| Dial from outside Canada or the US: | 1-604-638-5340 |
| Confirmation Code#: | Ask to join the Alexco conference call |
| Live audio webcast: | http://services.choruscall.ca/links/alexcoq220180814.html |

Participants should connect five to ten minutes before the call.

The conference call will be recorded and an archived audio webcast will be available at www.alexcoresource.com.

**About Alexco**

Alexco owns 100% of the high-grade Keno Hill Silver District in Canada's Yukon Territory. Alexco published an updated Preliminary Economic Assessment in March 2017, which anticipates the sequential development of four high grade silver deposits over an eight year mine life producing more than one million tonnes with an average grade of 843 grams per tonne silver, 3.3% lead and 4.6% zinc. Silver production is anticipated to be approximately 3.5 million ounces per year.

Alexco also operates a wholly-owned subsidiary business, Alexco Environmental Group, that provides mine-related environmental services, remediation technologies and reclamation and mine closure services to both government and industry clients in North America and elsewhere.

**Contact**

Clynton R. Nauman, Executive Chairman and Chief Executive Officer
Lisa May, Director of Investor Relations
Phone: (778)945-6577
Email: lmay@alexcoresource.com

Please visit the Alexco website at www.alexcoresource.com

**Head Office**                                                                 T. 604 633 4888

Alexco Resource Corp.                                                           F. 604 633 4887
Suite 1225, Two Bentall Centre, 555 Burrard Street, Box 216
Vancouver, BC  V7X 1M9
Canada